BOFI HOLDING, INC.

Investor Presentation

November 2016

NASDAQ: BOFI

Safe Harbor



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2016. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

Fiscal 2017 First Quarter Highlights Compared with Fiscal 2016 First Quarter

Asset Growth



$ Millions
10,000
8,000
6,000
4,000
2,000
0
6,260
7,855
25.5%
Q1 2016
Q1 2017

Deposit Growth



$ Millions
8,000
6,000
4,000
2,000
0
4,755
6,324
33.0%
Q1 2016
Q1 2017

Net Income



$ Millions
40
30
20
10
0
25.5
28.9
13.3%
Q1 2016
Q1 2017

Diluted EPS



$ Diluted EPS
0.50
0.40
0.30
0.20
0.10
0.00
0.40
0.45
12.5%
Q1 2016
Q1 2017

Return on Equity = 16.59%

Return on Assets = 1.53%

Fiscal 2016 Highlights Compared with Fiscal 2015

BOFI HOLDING

Asset Growth



$ Millions
8,000
6,000
4,000
2,000
0
5,824
30.5%
7,601
FY 2015
FY 2016

Deposit Growth



$ Millions
8,000
6,000
4,000
2,000
0
4,452
35.8%
6,044
FY 2015
FY 2016

Net Income



$ Millions
150
100
50
0
82.7
44.3%
119.3
FY 2015
FY 2016

Diluted EPS



Diluted EPS
2
2
1
1
0
1.34
38.1%
1.85
FY 2015
FY 2016

Return on Equity = 19.43%

Return on Assets = 1.75%

Diluted EPS and Return on Equity Have Been Consistently Strong Despite Significant Increase in Tier 1 Capital Ratios

Diluted EPS (FY)



$ per share
2.0
1.5
1.0
0.5
0.0
32% CAGR
0.47
0.61
0.75
0.97
1.35
1.85
2011
2012
2013
2014
2015
2016

Book value per share	*$3.42*	*$3.95*	*$4.79*	*$6.33*	*$8.51*	*$10.73*

Return On Average Equity (FY)



%
20
15
10
5
0
15.17
16.95
17.57
17.89
18.34
19.43
2011
2012
2013
2014
2015
2016

Tier 1 leverage ratio	*8.0%*	*8.6%*	*8.6%*	*8.7%*	*9.6%*	*9.1%*

Diverse Lending Business

BOFI HOLDING

- Lending
  - Single family
    - Gain-on-sale Mortgage Banking
    - Jumbo
    - Warehouse Lending
  - Commercial Real Estate
    - Multifamily
    - Small Balance Commercial
  - C&I Lending
    - Lender Finance
    - ABL
    - Factoring
    - Bank Loans
    - Large Balance Commercial/Specialty Real Estate
  - Small business
    - H&R Block Franchise Lending
  - Consumer
    - Auto
    - Overdraft Lines
    - Unsecured Lending

(Dashed box) Pilot to be launched in January 2017

Loan Diversity – September 30, 2016

Loan Portfolio[1]

100% = $6,606 Million


Factoring
2%
Multifamily
21%
CRE/Home Equity/Consumer and Other
4%
C&I – SF Lender Finance
5%
C&I
8%
SF – Residential
60%

1. Gross loans and leases before premiums, discounts and allowances

Our Asset Growth has been Driven by Strong and Profitable Organic Loan Production

Net Loan Portfolio – End of Last Five Quarters ($ in Thousands)



$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$-
$5,225,319
$5,645,272
$6,034,700
$6,354,679
$6,605,747
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Q1 2017

Average Loan to Value		Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017
	Multifamily	52%	52%	52%	54%	55%
	Single family	57%	57%	58%	58%	58%

Loan Pipeline Remains Strong
FY 2017 Q1


$M
1,200
1,000
800
600
400
200
0
$545
$132
$180
$113
$970
$135
$1,105
Jumbo Single Family
Agency Single Family
Commercial & Industral Lending
Multifamily / Small Balance Commercial
Primary Pipeline
Single Family Warehouse
Total

Loan Origination Growth

Fiscal Year Loan Originations



$ Billions
43.3%
5-yr CAGR
5
4
3
2
1
0
0.8
0.2
0.6
1.4
0.7
0.7
2.1
1.1
1.0
3.0
0.7
2.3
4.3
1.0
3.3
5.0
1.4
3.6
2011
2012
2013
2014
2015
2016

	2012	2013	2014	2015	2016
Annual growth rate	*69.2%*	*53.2%*	*42.0%*	*42.2%*	*15.6%*

Loans for sale   Loans for investment

Future Plans

- Organic growth in existing business lines
  - o Multifamily geographic expansion
  - o Agency and jumbo mortgage channel expansion
  - o Small Balance Commercial Real Estate expansion
  - o Large Balance Commercial / Specialty Real Estate expansion
- Additional C&I verticals/product expansion
- Retail auto lending launch
- Consumer unsecured installment lending launch

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits

June 30, 2013	September 30, 2016
100% of Deposits = $2.1 billion	100% of Deposits = $6.3 billion



Checking and other demand deposits
19%
Time deposits
50%
31%
Savings



Savings – IRA
Time deposits
17%
5%
Checking and other demand deposits
44%
34%
Savings

Checking Growth (6/2013-09/2016) = 615%

Savings Growth (6/2013-09/2016) = 239%

Our Business Banking Vertical has Fueled our Deposit Growth while Generating Significant Fee Income

Business Deposits by Account Type*

Percent (%)



Time Deposits
11%
25%
Savings & MMDA
Checking and other demand deposits
64%

Business Banking Deposits

($MM)



3,300
3,000
2,700
2,400
2,100
1,800
1,500
1,200
900
600
300
0
314
1,420
2,486
3,067
3,162
Q4 13
Q4 14
Q4 15
Q4 16
Q1 17

* As of quarter end 9/30/16

BofI Customer Base and Deposit Volume is Well Distributed Throughout the United States



Average Deposit Balance
100
500
1000
2500
5000
10000
25000
100000
250000
Number of Accounts
1
10
25
50
90
North Dakota
Montana
South Dakota
Minnesota
Idaho
Wyoming
United States
Nevada
New Mexico
Texas
Baja California
Sonora
Chihuahua
Coahuila
Baja California Sur
Sinaloa
Durango
Nuevo León
New Brunswick
Maine
New Hampshire
Massachusetts
Rhode Island
New Jersey
Delaware
Maryland
District of Columbia

BofI Deposits Have National Reach With Customers in Every State

BofI Customers are Highly Engaged

BOFI HOLDING

Customer Engagement Results

Engagement	Low Activity	High Activity		
Attributes	**Low Activity User**	**Basic User**	**Engaged**	**Elite Engaged**
Engagement Score (0-100)	0s	0 < S < 30	30 ≤ S < 60	≥ 60
Average Lifetime Balance	$100	$4000	$6,000	$50,000
Average # of Services Used	-	< 5	7	10
Average # of POS	-	< 1	10	25
% of Total Population	22%	15%	41%	23%
% of Total Balance	0%	6%	24%	70%
Retention	Moderate	Moderate	High	High

64% of Population or 94% of Balance are Overall High Engagement

Note: Study conducted on Rewards Checking customers

Core Deposit Growth Was Sufficiently Strong To Grow Overall Deposits While Changing The Deposit Mix

Deposit Growth



$ Thousands
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
35.2%
5-yr CAGR
1,340,325
1,615,088
2,091,999
3,041,536
4,451,917
6,044,051
2011
2012
2013
2014
2015
2016

	2011	2012	2013	2014	2015	2016
% CDs[1]	74%	57%	50%	26%	18%	17%
% Borrowings[1]	23%	23%	23%	22%	14%	12%

[1] as a % of total liabilities

Future Plans

- Enhanced digital marketing automation integrated to outbound sales group
- Products and technology integration targeted to specific industry groups
- Create differentiated consumer and business banking platform
- Enhanced focus on customer service and user experience
- Leverage existing and create new distribution partnerships to reduce acquisition cost and leverage external brands

Over the Last Five Years, BofI Has Successfully Started New Products, Added Distribution Channels, and Completed Acquisitions

	2010	2011	2012	2013	2014	2015	2016	2017
New product	• Agency mortgage • Structured settlement	• Business banking • Lottery	• Warehouse Lending	• Treasury/ cash manage-ment • C&I • Prepaid • Agency Servicing retention	• Small balance CRE	• Auto	• HRB franchising lending	• Retail Auto • Refund Advance (H&R Block)
Distribution/ channel	• Costco • Retail agency mortgage	• BofI advisor	• Netbank • Retail Structured settlement	• UFB Direct • Bank X • IRA	• Virtus	• Wholesale agency		• H&R Block retail stores
M&A				• Principal Bank	• Union Federal	• H&R Block Bank	• Equipment leasing	

Universal Digital Bank Consumer Platform


Product Development (In-House Apps)
• Robo-advisor
• Trusts
Cross-sell
• Auto
• IRA
• Mortgage
• Personal loan
Consumer Online Banking Platform
App Store Management
• Third party services/payments
• Third-party lending
Personalization & Segmentation
• Real-time retention
• Next-best action
• Transaction mining
• Personalized alerts

Advanced Data Analytics Provides Key Insights Into Customer Engagement, Profitability, and Retention to Enhance Customer Lifetime Throughout the Bank

Framework for Data Analysis



Internal & External Databases
Evaluate assumptions & identify key learnings
Data aggregation & analysis
Analytics as a Key Asset
Predict customer behavior based on insights
Transform data into insights
CRM Tools

Key Learnings

- Retention & Attrition Drivers to Boost Long-Term Customer Engagement
- Customer Segmentation Methodology to Understand Usage & Behavior
- Profitability Analysis at the Individual Customer Level
- Streamlined Acquisition Process via Lookalike Modeling & Sales Efficiencies

We are Also Leveraging Our API Stack to Integrate Our Consumer Enrollment Platform into H&R Block's Tax Software

H&R Block Overview

- Approximately 10,000 U.S branches
- Files 1 in every 7 U.S. tax returns
- 19.7 million U.S. tax returns per year
- 83% of customers receive a refund
- 35% franchise-owned
- Approximately 2,400 employees
- 55 million visits per year on HRB website
- Social media
  - 28,600 Twitter Followers
  - 463,000 Facebook fans
  - 1.7 Million views on YouTube

Key Steps for Tax Season 2017

- Accelerate cross-selling strategies on new and existing IRAs
- Full integration of IRAs into H&R Block's tax agency software (backend enrollment fully connected)



IRA contributions could lower your taxes.
DID YOU KNOW:
Roth IRA allows savers a tax-free stream of income in retirement
$1000 to a traditional IRA could lower your taxes by up to $250
Depending on your income and filing status you could qualify for the Saver's Credit
Start saving today!
May we use your information to determine your eligibility for an individual retirement account and provide you with more information?
(Y/N)

- IRA offer on HRB website and datamining on HRB database

Omni Channel Approach for BofI's 2017 Digital Marketing Strategy

Marketing automation implementation

Organizational commitment to user experience

Digital personas for personalized interactions



Infrastructure
User Experience
Personalization & Data
DIGITAL STRATEGY
Paid, Social & Mobile strategy
Brand & Content
Analytical strategy
Business Process

Social employee engagement

Enhanced branding, messaging and positioning

Multi-dimensional analysis by geography, customer type, product, media, traffic source

Introduced BI reporting tool for analytics

Bank of Internet Website Upgrade

Visual Design Research Combined with Improved UI/UX - Usability Backend Performance


Bank of Internet USA
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- Redesigned Bank Of Internet USA website awarded Best-In-Class Website by Interactive Media Awards (IMA) in 2016

- The result has been a significant increase in the organic traffic to the site

Consumer Unsecured

Website and Product

- On-line loan application
- Lead integration via API's with lead aggregators
- Loan amounts between $5,000 and $35,000
- Terms between 36 and 60 months
- Anticipated average credit score between 710 and 725
- Healthy Origination Fees and Interest Rates



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What makes BofI different compared to other lenders?

We ask more questions and interact with the applicant.

Foundation of the model built on Credit, Capacity, Character and Conditions.

While speed is important, it is not the sole driver to our platform.

Customer experience is essential, but so is making solid credit decisions.

We have lower cost of funds and origination costs.

We will price our loans properly for the risk that we are taking, even if it means a slower growth path.

Bank Provides Appropriate Resources to Manage Credit and Compliance Risk

Department FTEs	June 30, 2013	June 30, 2014	June 30, 2015	June 30, 2016
Credit and Quality Control	27	41	57	65
Risk, Internal Asset Review, Compliance, Audit and BSA	16	26	35	44

Monitoring & Management Oversight: Core Products

Single Family Residential

- Portfolio level monitoring with individual loan reviews completed on an exception basis (i.e. delinquency, FICO/LTV degradation).
- FICO pulled twice a year
- Updated AVMs twice a year
- Super jumbo loans receive complete annual loan review, including updated credit report
- Pledged assets receive refreshed CLTV rations on a semiannual basis
- Portfolio-level review performed quarterly

Income Property Lending

- Risk based annual loan review process, with 4 levels depending on financial performance & risk triggers
- Updated financials at least annually
- FICO pulled twice a year
- Updated AVMs twice a year
- Updated credit report and property inspections requested based on risk triggers
- Classified loans receive quarterly review
- Portfolio-level review performed quarterly
- Stress testing performed twice a year

C&I - Bridge

- Loan reviews at least quarterly
- Project updates at least quarterly
- Updated financials at least annually
- Site visits & inspections for development projects

C&I – Lender Finance

- Loan reviews at least quarterly
- Updated financials at least quarterly
- Borrowing base / custodial reports at least monthly
- Continuous collateral analytics, with quarterly validation

List is a sampling and is not meant to be comprehensive

Best-in-Class Loan Quality

Total Net Charge-Offs Annualized [1]



(%)
1
0
0.02
0.22
BofI
Banks $1-10 bn

Loans in non-accrual to total loans[1]



(%)
2
1
0
0.49
1.04
BofI
Bank $1-10 bn

1. As reported in FDIC SDI report at 06/30/16. Total charge-offs annualized for BofI reflects only net charge-offs and does not include write-downs arising from transfers of loans to held-for-sale accounts. Total of 505 institutions included in the $1-$10 billion group.

Investment Summary

- Full service branchless banking platform with structural cost advantages vs. traditional banks
- Superior growth and ROE relative to large and small competitors
- Solid track record of allocating capital to businesses with best risk-adjusted returns
- New business initiatives will generate incremental growth in customers, loans and profits
- Robust risk management systems and culture has resulted in lower credit, counterparty and regulatory risks

Contact Information

Greg Garrabrants, President and CEO
Andy Micheletti, EVP/CFO

investors@bofi.com
www.bofiholding.com

Johnny Lai, VP Corporate Development and Investor Relations

Phone: 858.649.2218
Mobile: 858.245.1442
jlai@bofi.com